EXHIBIT 12.1

                    SYNTHETECH ANNOUNCES FISCAL 2004 RESULTS

Albany, Oregon, May 26, 2004 - Synthetech, Inc. (Nasdaq:NZYM) today announced financial results for its fiscal year and fourth quarter, which ended March 31, 2004.

The Company reported revenue of $10.5 million for fiscal 2004, compared to $11.3 million in fiscal 2003. Operating loss in fiscal 2004 was $1.9 million, compared to an operating loss of $849,000 for fiscal 2003. Net loss for the current fiscal year was $1.8 million, or $0.12 per share, compared to a net loss of $494,000, or $0.03 per share, in the prior fiscal year. International sales, principally to Western Europe, were $2.6 million for fiscal 2004, compared to $1.9 million for fiscal 2003.

For the fourth quarter ended March 31, 2004, revenue was $4.0 million, a 66% increase from revenue of $2.4 million for the same period last year. Operating income for the current quarter was $809,000, compared to an operating loss of $733,000 for the same period last year. Net income for the quarter was $883,000, or $0.06 per share, compared to a net loss of $448,000, or $0.03 per share, in last year's corresponding period.

The Company's cash and cash equivalents were $4.3 million at March 31, 2004, compared to $6.0 million at March 31, 2003. Our cash position decreased in fiscal 2004 primarily as a result of $1.3 million of cash used in our operating activities and $420,000 of capital expenditures.

                                           Synthetech, Inc.
                                  Condensed Statements of Operations
                                              (unaudited)
-----------------------------------------------------------------------------------------------------
                                                   Three Months Ended                Year Ended
                                                       March 31,                     March 31,
                                                  ----------------------       ----------------------
        (in thousands, except per share data)      2004         2003            2004         2003
                                                  ---------    ---------       ---------    ---------

  Revenue                                         $  4,010     $  2,422        $ 10,540     $ 11,289
  Cost of revenue                                    2,522        2,410           9,831        9,405
                                                  ---------    ---------       ---------    ---------
  Gross income                                       1,488           12             709        1,884

  Research and development                             180          241             719          765
  Selling, general and administrative                  499          504           1,872        1,968
                                                  ---------    ---------       ---------    ---------
     Total operating expense                           679          745           2,591        2,733

                                                  ---------    ---------       ---------    ---------
  Operating income (loss)                              809         (733)         (1,882)        (849)

  Interest income                                        6           12              32           61
  Interest expense                                      (2)          (2)             (8)          (9)
                                                  ---------    ---------       ---------    ---------
  Income (loss) before income taxes                    813         (723)         (1,858)        (797)

  Benefit for income taxes                             (70)        (275)            (70)        (303)

                                                  ---------    ---------       ---------    ---------
  Net income (loss)                                $   883     $   (448)       $ (1,788)    $   (494)
                                                  =========    =========       =========    =========

  Basic and diluted income (loss) per share        $  0.06     $  (0.03)       $  (0.12)    $  (0.03)
                                                  =========    =========       =========    =========

Commenting on the Company's results, M. "Sreeni" Sreenivasan, President & CEO, said, "Fiscal 2004 was a challenging year for Synthetech but showed some positive signs towards the end. Following a disappointing first half which accounted for only 34% of the year's revenue, business picked up significantly in the second half and in the fourth quarter generated $4 million in revenue, resulting in net income of $883,000 and cash flow generated from operating activities of $412,000. Three large-scale projects accounted for approximately $2.9 million of our fourth quarter revenue. Our order backlog as of March 31, 2004 was $4.6 million, currently scheduled for delivery in fiscal 2005."

Mr. Sreenivasan further stated that: "Challenges linger in the fine chemicals manufacturing industry in terms of sparse pharmaceutical development pipelines, a surplus of worldwide fine chemicals capacity and increasing competitive pressures from emerging economies. In spite of these factors, we seek to set the stage for future growth by continuing our focus on process improvement, customer service and cost control."

Synthetech operates in a challenging business environment, characterized by the unpredictable dynamics and life cycle of pharmaceutical projects, which can lead to rapid fluctuations in the mix of projects and revenues from period to period. Because the uncertainties inherent in development projects remain outside the Company's control, it remains difficult to predict the progress, timing and revenue potential of these projects.

ABOUT SYNTHETECH
Synthetech, Inc. is a fine chemicals company specializing in organic synthesis, biocatalysis and chiral technologies. Synthetech develops and manufactures amino acid derivatives, specialty amino acids, peptide fragments, and proprietary custom chiral intermediates primarily for the pharmaceutical and cosmeceutical industries. Synthetech's products support the development and manufacture of therapeutic peptides and peptidomimetic small molecule drugs at every stage of a customer's clinical development pipeline, and are used as ingredients in drugs for the treatment of AIDS, cancer, cardiovascular and other diseases, and in cosmeceuticals.

FORWARD-LOOKING STATEMENTS
This press release includes "forward looking" information (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934), including, without limitation, statements regarding: future performance, growth and operating results of the Company; and the timing of shipments. Investors are cautioned that forward-looking statements involve risks and uncertainties, and various factors could cause actual results to differ materially from those in the forward-looking statements. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," or words or phrases of similar meanings. The risks and uncertainties include, but are not limited to, the following: the uncertain market for products, potential termination or suspension by customer of significant projects or cancellation of orders prior to shipment; and production factors. Investors are directed to the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, for a further description of risks and uncertainties related to forward-looking statements made by the Company as well as to other aspects of the Company's business.

MORE INFORMATION: Web site: http:/www.synthetech.com, E-mail:
investor@synthetech.com M. "Sreeni" Sreenivasan, President & CEO 541 967-6575, Gary Weber, CFO 541 967-6575